UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No.: 333-67466
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Willis 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

Willis North America Inc.
Attn: Adam Ciongoli One World Financial Center 200 Liberty Street New York, NY 10281-1003 (212) 915-8888

Willis 401(k) Retirement
Savings Plan
Financial Statements as of
December 31, 2008 and 2007, and for the
Year Ended December 31, 2008, Supplemental
Schedule as of December 31, 2008, and Report of
Independent Registered Public Accounting Firm

WILLIS 401(K) RETIREMENT SAVINGS PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	3

Notes to Financial Statements	4–9

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2008 —

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	10–24
EX-23

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Benefits Committee
Willis North America Inc.
Nashville, Tennessee
We have audited the accompanying statements of net assets available for benefits of the Willis 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.
As discussed in Note 1 to the financial statements, on December 31, 2008, the Hilb Rogal & Hobbs (HRH) Retirement Savings Plan assets were transferred into the Plan.
/s/ Deloitte & Touche LLP
Nashville, Tennessee
June 26, 2009

WILLIS 401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:
Participant-directed investments — at fair value	$418,065,989	$304,384,732
Participant loans receivable	4,367,749	4,064,727
Contributions receivable	967,632	870,666
Other receivable due to plan merger	12,440,943	—

NET ASSETS AVAILABLE FOR BENEFITS — at fair value	435,842,313	309,320,125

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	1,735,020	(943,416)

NET ASSETS AVAILABLE FOR BENEFITS	$437,577,333	$308,376,709

See notes to financial statements.

WILLIS 401(k) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2008

ADDITIONS TO NET ASSETS:
Investment income (loss):
Dividends	$4,554,691
Interest	2,703,846
Interest from participant loans	331,747
Net realized and unrealized depreciation in fair value of investments	(93,221,809)

Total investment loss	(85,631,525)

Contributions:
Contributions from participants — pre tax	27,925,972
Contributions from participants — post tax	717,997
Contributions from employer — net of forfeitures	6,234,891

Total contributions	34,878,860

Transfers into the Plan	204,702,056

TOTAL ADDITIONS TO NET ASSETS	153,949,391

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	(24,601,218)
Plan expenses	(147,549)

TOTAL DEDUCTIONS FROM NET ASSETS	(24,748,767)

NET INCREASE	129,200,624

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	308,376,709

End of year	$437,577,333

See notes to financial statements.

WILLIS 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007, AND FOR THE YEAR ENDED DECEMBER 31, 2008

1.	DESCRIPTION OF THE PLAN
The following description of the Willis 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.
General — The Plan is a defined contribution plan sponsored by Willis North America Inc. (the “Company” or “Employer”), a subsidiary of Willis Group Holdings Limited, and covers all eligible employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions — Full-time and part-time employees of the Company are eligible to participate in the Plan. Effective January 1, 2007, the Plan was amended to automatically enroll newly hired employees in the Plan at 3% of eligible compensation after 60 days of service. Participants may elect to contribute between 1% and 99% of their eligible compensation as pretax or Roth 401(k) contributions, subject to Internal Revenue Service (IRS) limits. For employees hired on or after January 1, 2007, the Employer matching contribution is 50% of participant contributions up to a maximum of 6% of the employee’s annual eligible compensation or $6,000. For employees hired prior to January 1, 2007, the Employer matching contribution is 100% of participant contributions up to a maximum of 3% of the employee’s annual eligible compensation or $3,000. Annual compensation shall mean the participant’s base pay plus commissions and production incentives received during the calendar year.
Participant Accounts — Each participant’s account is credited with the participant’s contributions and allocations of (a) the Employer’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations of earnings are made daily.
Investments — Participants direct the investment of their contributions and Employer matching contributions into various investment options offered by the Plan. The Plan currently offers a variety of mutual funds, Willis Group Holdings Limited common stock, and stable value funds as investment options for participants.
The Willis Stable Value Fund and Transamerica Financial Life Insurance Company (TFLIC) Stable 5 Fund are fully benefit-responsive and are invested in separate group annuity insurance contracts with TFLIC. In addition, participants have the option of transferring amounts from the above types of funds into a self-directed brokerage account.
Payment of Benefits — Participants are eligible for distributions upon retirement, disability, termination of service, or death. Special provisions allow for earlier distributions of participants’ contributions and earnings thereon, and vested Employer contributions and earnings thereon, as hardship withdrawals, subject to certain IRS regulations. Upon receiving a hardship withdrawal, a participant’s contributions to the Plan will automatically be suspended for a period of six months. Distributions of accounts are made in lump-sum amounts.
Vesting — A participant’s contributions and earnings thereon are immediately vested. Employer contributions and earnings thereon are 20% vested after two years of service, 40% after three years, 60% after four years, and fully vested after five years of service with the Company, or a predecessor company, or as soon as the employee reaches the age of 65, dies, or becomes disabled, whichever occurs first.
Participant Loans — Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.25% to 10.20%, which are commensurate with prevailing rates as determined by the Plan administrator at the date of each loan. Loan maturity dates range from January 15, 2009 to December 15, 2023. Principal and interest are paid ratably through payroll deductions.
Forfeitures — Terminating participants forfeit all nonvested Employer contributions. The forfeitures are used to offset future Employer contributions. Forfeited nonvested accounts totaled $149,320 and $138,580 at December 31, 2008 and 2007, respectively.
Plan Termination — Although the Company has not expressed any intent to terminate the Plan, it may cease making contributions or terminate the Plan, at any time, subject to the provisions of ERISA. Upon full or partial termination of the Plan, the balance in each participant’s or retired participant’s accounts becomes nonforfeitable and each participant, retired participant, or beneficiary is entitled to receive any amounts then credited to his/her accounts in the trust fund, provided that the Company may elect to continue the trust and make payments therefrom, pursuant to the terms of the Plan.
Plan Merger — On June 8, 2008, Willis Group Holdings Limited and Hilb Rogal & Hobbs Company (HRH) announced an Agreement and Plan of Merger, dated June 7, 2008, that provides, among other things, for HRH to be merged with a wholly owned subsidiary of Willis Group Holdings Limited. The transaction closed on October 1, 2008, and on December 31, 2008, the net assets of the HRH Retirement Savings Plan were transferred into the Plan, to facilitate a merger of the two plans effective January 1, 2009. The transfer consisted of approximately $192 million of investments, $5 million of participant loans and $7 million of HRH employer matching contributions. The participant loans and HRH employer matching contributions were received into the Plan subsequent to December 31, 2008. Accordingly, these balances are reported as a receivable in the accompanying statement of net assets available for benefits.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.
Valuation of Investments — The fair value of investments in securities and in mutual funds is based upon closing market quotations as of the last business day of the Plan year. The fully benefit-responsive investment contracts are stated at fair value and then adjusted to contract value. Fair value of the contracts are determined by the issuer based on the market value of the underlying investments. Participant loans are valued at the outstanding loan balances. Purchases and sales of securities are recorded on a trade-date basis. The average cost method is used in determining the cost of investments sold.
In accordance with Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value–basis and is not affected by the FSP.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.
Payment of Benefits — Benefits are recorded when paid.
New Accounting Pronouncements — The financial statements reflect the prospective adoption of FASB Statement No. 157, Fair Value Measurements, as of January 1, 2008. FASB Statement No. 157 was effective for financial statements issued for fiscal years beginning after November 15, 2007 and establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. The effect of the adoption of FASB Statement No. 157 had no impact on the statements of net assets available for benefits or the statement of changes in net assets available for benefits, however, the adoption of this statement did expand certain fair value disclosures (see Note 7).
3.	INVESTMENTS
Individual investments that represent greater than 5% of the Plan’s net assets are as follows:

As of December 31, 2008:
Willis Stable Value Fund	$59,857,919
TFLIC Stable 5 Fund	61,419,660
Pimco Total Return Fund	40,614,920
American Funds Income Fund	37,129,681
Transamerica Partners Institutional Stock Index Fund	36,250,712
American Funds Growth Fund	29,446,945
American Funds Fundamental Investment Fund	25,981,498

As of December 31, 2007:
Willis Stable Value Fund	$53,834,875
Diversified Investment Advisors Stock Index Fund	46,253,053
American Funds Fundamental Investment Fund	44,793,311
Willis Stock Fund	21,779,551
Columbia Small Cap Value Fund	16,659,536
Alliance Bernstein International Value Fund	21,364,202
Pimco Total Return Fund	19,094,568
Royce Value Plus Fund	15,616,172

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $93,221,809 as follows:

Mutual funds	$(82,883,835)
Common stock	(10,376,169)
Corporate bonds	9,975
U.S. government securities	28,220

$(93,221,809)

4.	INVESTMENT CONTRACTS WITH INSURANCE COMPANY
The Plan has two fully benefit-responsive investment contracts with TFLIC. TFLIC maintains the contributions in a non-pooled separate account (Willis Stable Value Fund) and a pooled separate account (TFLIC Stable 5 Fund), which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at fair value and then adjusted to contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contracts have certain restrictions that impact the ability to collect the full contract value, for example, the Plan may not withdraw more than 25% of the beginning of the year balance of the contract without incurring a penalty. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. TFLIC may not terminate the contracts at any amount less than contract value.
TFLIC is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed for resetting on a quarterly basis for the Willis Stable Value Fund and on an annual basis for the TFLIC Stable 5 Fund. The crediting rate of the contract will track current market yields on a trailing basis.

	2008	2007
Wills Stable Value Fund Average Yields:
Based on annualized earnings (1)	1.21%	5.72%
Based on interest rate credited to participants (2)	4.52	4.49

TFLIC Stable 5 Fund Average Yields:
Based on annualized earnings (1)	3.43%	N/A
Based on interest rate credited to participants (2)	4.19	N/A

(1)	Computed by dividing the annualized actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2)	Computed by dividing the annualized earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.
5.	INCOME TAX STATUS
The Plan has received a determination letter from the IRS dated May 14, 2008, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
6.	TRANSACTIONS WITH PARTIES-IN-INTEREST
Transactions with parties-in-interest include contributions from the Company, investments in certain funds managed by the recordkeeper of the Plan, and the investment contracts managed by TFLIC, therefore, these transactions qualify as exempt party-in-interest transactions. Administrative expenses of the Plan not borne by participants are paid by the Company. Such amounts paid by the Company in 2008 were not significant.
At December 31, 2008 and 2007, the Plan held 616,443 and 555,080 shares, respectively, of common stock of Willis Group Holdings Limited, with a fair value of $16,131,685 and $21,779,551, respectively.
7.	FAIR VALUE MEASUREMENTS
In accordance with FASB Statement No. 157, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The following is a description of the valuation methodologies used for assets measured at fair value:
Mutual Funds — Valued at the net asset value (NAV) of shares held by the Plan at year end.
Common Stocks, Corporate Bonds, and U.S. Government Securities — Valued at the closing price reported on the active market on which the individual securities are traded.
Guaranteed Investment Contracts — Valued at fair value determined by the issuer of the contracts based on the underlying investments of such contracts.
Participant Loans — Valued at amortized cost, which approximates fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, a summary of the Plan’s assets measured at fair value on a recurring basis as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$274,617,686	$—	$—	$274,617,686

Common stocks	19,456,330	—	—	19,456,330

Corporate bonds	1,157,818	—	—	1,157,818

U.S. government securities	370,134	—	—	370,134

Guaranteed investment contracts	—	119,542,559	—	119,542,559

Participant loans	—	4,367,749	—	4,367,749

Money market funds	—	2,921,462	—	2,921,462

Total assets at fair value	$295,601,968	$126,831,770	$—	$422,433,738

8.	SUBSEQUENT EVENT
In May 2009 and made effective January 1, 2009, the Company suspended the Employer match, except for legacy HRH associates. The Employer match for legacy HRH associates will be suspended on October 1, 2009 due to merger agreement considerations.
* * * * * *

WILLIS 401(k) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

	Identity of issuer, borrower,	Description of investment including maturity date,		Current
	lessor, or similar party	rate of interest, collateral, par, or maturity value		Value
*	WILLIS STABLE VALUE FUND		Group Annuity Insurance Contract	$59,857,919
*	TFLIC STABLE 5 FUND		Group Annuity Insurance Contract	61,419,660
*	WILLIS STOCK FUND		Shares of Common Stock	16,131,685
	AMERICAN FUNDS FUNDAMENTAL INVESTMENT FUNDS		Mutual Funds	25,981,498
	TRANSAMERICA PARTNERS HIGH YIELD FUND		Mutual Funds	4,914,345
	TRANSAMERICA PARTNERS STOCK INDEX FUND		Mutual Funds	36,250,712
	BARON ASSET FUND		Mutual Funds	10,771,336
	COLUMBIA SMALL CAP VALUE FUND		Mutual Funds	15,015,142
	ROYCE VALUE PLUS		Mutual Funds	14,053,913
	DAVIS NY VENTURE FUND		Mutual Funds	17,971,639
	PIMCO TOTAL RETURN FUND		Mutual Funds	40,614,920
	WELLS FARGO ADVANTAGE MID CAP FUND		Mutual Funds	4,040,073
	ALLIANCE BERNSTEIN INTERNATIONAL VALUE FUND		Mutual Funds	10,968,828
	AMERICAN FUNDS GROWTH FUNDS		Mutual Funds	29,446,945
	AMERICAN FUNDS EUROPACIFIC		Mutual Funds	14,364,569
	AMERICAN FUNDS INCOME FUND		Mutual Funds	37,129,681
	MFS VALUE FUND		Mutual Funds	9,504,229
	SCHWAB MONEY MARKET FUND		Money Market	2,921,462
	AMER INTL GROUP 4.7%10NOTES	25,000	Corporate Bonds	22,219
	CAPITAL ONE NA BK 4.2%10CD FDI	75,000	Corporate Bonds	76,359
	CAPITAL ONE USA 3.25%09CD FDI	50,000	Corporate Bonds	50,221
	CAPITAL ONE USA 3.55%09CD FDI	95,000	Corporate Bonds	94,810
	CAPITAL ONE USA 4.0%10CD FDI	30,000	Corporate Bonds	30,443
	CAPMARK BANK. NA 4.45%09CD FDI	95,000	Corporate Bonds	95,062
	CENTENNIAL BANK 4.85%10CD FDI	35,000	Corporate Bonds	36,048
	CITY BANK WA N A 3.7%10CD FDI	10,000	Corporate Bonds	10,113
	COMERICA BANK NA 2.85%09CD FDI	30,000	Corporate Bonds	30,000
	COMERICA BANK NA 3.65%09CD FDI	5,000	Corporate Bonds	4,990
	COMM BANK NV N A 3.6%09CD FDI	5,000	Corporate Bonds	4,990
	COMM BANK NV N A 3.75%10CD FDI	10,000	Corporate Bonds	10,118
	DISCOVER BANK N A 4.2%10CD FDI	50,000	Corporate Bonds	50,867
	DISCOVER BANK NA 3.95%10CD FDI	90,000	Corporate Bonds	91,219
	FIRSTBANK PR N A 3.85%09CD FDI	34,000	Corporate Bonds	34,439
	FLUSHING SVGSBK 3.7%10CD FDI	50,000	Corporate Bonds	50,542
	GE CAPITAL FIN. 3.25%09CD FDI	20,000	Corporate Bonds	20,000
	GE MONEY BANK NA 3.45%09CD FDI	35,000	Corporate Bonds	34,948
	GEORGIAN BANK N A 5.1%09CD FDI	23,000	Corporate Bonds	23,093
	GMAC BANK UT N A 2.25%09CD FDI	90,000	Corporate Bonds	89,888
	GMAC BANK UT N A 3.25%09CD FDI	50,000	Corporate Bonds	49,925
	GMAC BANK UT N A 3.5%09CD FDI	60,000	Corporate Bonds	59,880
	MORGAN STANLEY 2.35%09CD FDI	5,000	Corporate Bonds	4,993
	MORGAN STANLEY 4.15%10CD FDI	50,000	Corporate Bonds	50,867
	REPUBLIC BK 3.25%09CD FDI	50,000	Corporate Bonds	50,274
	WACHOVIA BANK N 3.3%09CD FDI	30,000	Corporate Bonds	30,000
	WESTERNBANK PR 4.95%10CD FDI	50,000	Corporate Bonds	51,514
	AIM CONSTELLATION FUND CL A	995	Mutual Fund	16,753
	AIM CONSTELLATION FUND CL A	1,241	Mutual Fund	20,902
	AIM TECHNOLOGY FUND INV	12	Mutual Fund	197
	AIM TECHNOLOGY FUND INV	199	Mutual Fund	3,373
	ALLIANCEBERNSTEIN INTL GROWTH	1,701	Mutual Fund	17,568
	ALLIANZ RCM WELLNESS D	385	Mutual Fund	6,989
	ALPINE DYNAMIC DIVIDEND FUND	1,507	Mutual Fund	7,608
	AMANA INCOME FUND	2,206	Mutual Fund	51,872
	AMERICAN BEACON INTL EQT PLAN	444	Mutual Fund	5,524
	AMERICAN BEACON LARGECAP VAL P	128	Mutual Fund	1,680
	AMERICAN CENTURY GOVT BOND F	4,194	Mutual Fund	46,846
	AMERICAN CENTURY INTL BOND F	3,735	Mutual Fund	52,705
	AMERICAN CENTURY INTL GROWTH	1,293	Mutual Fund	9,583
	AMERICAN CENTURY NEW OPPORT	2,677	Mutual Fund	13,680
	AMERICAN CENTURY TARGET MATURI	453	Mutual Fund	47,616
	AMERICAN FD INV CO OF AMERIC	48	Mutual Fund	1,004
	AMERICAN FD NEW PERSPE	68	Mutual Fund	1,277
	ARTIO GLOBAL EQTY FD INC CL	293	Mutual Fund	7,771
	ARTISAN INTL FUND	999	Mutual Fund	14,942
	ARTISAN OPPORTUNISTIC VALUE	2,015	Mutual Fund	12,919
	BARON ASSET FUND	130	Mutual Fund	4,650
(Continued)

WILLIS 401(k) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

Identity of issuer, borrower,	Description of investment including maturity date,		Current
lessor, or similar party	rate of interest, collateral, par, or maturity value		Value
BARON GROWTH FUND	869	Mutual Fund	$26,765
BARON PARTNERS FUND	1,412	Mutual Fund	17,221
BLACKROCK EQUITY DIVIDE	426	Mutual Fund	5,637
BLACKROCK INTERNATIONAL BOND C	539	Mutual Fund	5,909
BURNHAM FINANCIAL INDUST	557	Mutual Fund	5,013
CALAMOS GROWTH FUND CLASS	412	Mutual Fund	12,014
CGM FOCUS FUND	590	Mutual Fund	15,928
CGM FOCUS FUND	222	Mutual Fund	5,995
CGM FOCUS FUND	179	Mutual Fund	4,824
CHASE GROWTH FUND	219	Mutual Fund	3,023
COLUMBIA MARSICO 21ST CENTUR	6,975	Mutual Fund	64,655
COLUMBIA VALUE & RESTRUCTURING	472	Mutual Fund	13,941
COLUMBIA VALUE & RESTRUCTURING	700	Mutual Fund	20,662
CREDIT SUISSE GLOBAL SMALL	393	Mutual Fund	4,834
DAVIS NY VENTURE FD CL A	893	Mutual Fund	21,082
DELAFIELD FUND	1,233	Mutual Fund	18,615
DFA EMERGING MARKETS CORE E	574	Mutual Fund	5,793
DFA INTERNATIONAL CORE EQUITY	3,076	Mutual Fund	22,980
DFA INTL SMALL CAP VALUE PORTF	187	Mutual Fund	2,062
DFA INTL SMALL COMPANY PORTFO	1,566	Mutual Fund	16,051
DFA INTL SMALL COMPANY PORTFO	263	Mutual Fund	2,693
DFA INTL VALUE PORTFOLIO	1,783	Mutual Fund	22,391
DFA INTL VALUE PORTFOLIO	670	Mutual Fund	8,411
DFA REAL ESTATE SECURI	1,449	Mutual Fund	20,331
DFA U.S. LARGE CAP VALUE PORTF	3,347	Mutual Fund	44,883
DFA U.S. LARGE CAP VALUE PORTF	528	Mutual Fund	7,083
DFA U.S. LARGE CAP VALUE PORTF	2,251	Mutual Fund	30,182
DFA U.S. SMALL CAP VALUE PORTF	1,477	Mutual Fund	21,831
DFA U.S. SMALL CAP VALUE PORTF	474	Mutual Fund	7,005
DFA U.S. SMALL CAP VALUE PORTF	1,356	Mutual Fund	20,038
DFA US LARGE CO PORT	555	Mutual Fund	14,729
DFA US MICRO CAP PORT	1,655	Mutual Fund	13,755
DIREXION CHINA BULL 2X INV	157	Mutual Fund	4,488
DIREXION EMERGING MKTS BULL 2	85	Mutual Fund	2,288
DIREXION LATIN AMERICA BULL 2	212	Mutual Fund	4,130
DIREXION NASDAQ 100 BULL 2	99	Mutual Fund	2,409
DODGE & COX BALANCED FD	40	Mutual Fund	2,063
DODGE & COX INCOME FUND	272	Mutual Fund	3,204
DODGE & COX INCOME FUND	1,382	Mutual Fund	16,291
DODGE & COX INTL STOCK FUND	164	Mutual Fund	3,599
DODGE & COX INTL STOCK FUND	429	Mutual Fund	9,389
DODGE & COX INTL STOCK FUND	1,102	Mutual Fund	24,144
DODGE & COX INTL STOCK FUND	644	Mutual Fund	14,099
DODGE & COX INTL STOCK FUND	128	Mutual Fund	2,811
DODGE & COX INTL STOCK FUND	337	Mutual Fund	7,373
DODGE & COX INTL STOCK FUND	47	Mutual Fund	1,039
DODGE & COX INTL STOCK FUND	167	Mutual Fund	3,665
DODGE & COX STOCK FUND	25	Mutual Fund	1,853
DODGE & COX STOCK FUND	41	Mutual Fund	3,071
DODGE & COX STOCK FUND	199	Mutual Fund	14,778
DODGE & COX STOCK FUND	58	Mutual Fund	4,313
FAIRHOLME FUND	632	Mutual Fund	13,799
FAIRHOLME FUND	111	Mutual Fund	2,425
FBR SMALL CAP FINANCIAL FUND I	155	Mutual Fund	2,209
FEDERATED PRUDENT BEAR A	1,077	Mutual Fund	7,208
FEDERATED U.S. GOVT SEC FD 2-5	1,083	Mutual Fund	13,098
FIDELITY CANADA FUND	858	Mutual Fund	30,094
FIDELITY CAPITAL APPREC	508	Mutual Fund	7,987
FIDELITY INTL DISCOVERY FUND	403	Mutual Fund	9,520
FIDELITY INTL DISCOVERY FUND	537	Mutual Fund	12,689
FIDELITY LATIN AMER FUND	394	Mutual Fund	10,890
FIDELITY LATIN AMER FUND	575	Mutual Fund	15,881
FIDELITY MAGELLAN FUND	60	Mutual Fund	2,769
FIDELITY SLCT CHEMICALS	34	Mutual Fund	1,589
FIDELITY SLCT COMM EQUIPM	56	Mutual Fund	640
FIDELITY SLCT HEALTH CARE F	67	Mutual Fund	5,439
(Continued)

WILLIS 401(k) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

Identity of issuer, borrower,	Description of investment including maturity date,		Current
lessor, or similar party	rate of interest, collateral, par, or maturity value		Value
FIDELITY SLCT NAT RES	950	Mutual Fund	$17,896
FIDELITY SLCT NATURL GAS	702	Mutual Fund	14,166
FIDELITY SLCT SOFTWARE & COMP	39	Mutual Fund	1,834
FIDELITY SLCT TELECOM FUND	31	Mutual Fund	820
FIRST AMERICAN SMALL CAP GROWT	268	Mutual Fund	2,962
FIRST AMERICAN SMALL MIDCAP CO	24	Mutual Fund	159
FIRST EAGLE GLOBAL FUND CL A	3,118	Mutual Fund	102,858
FIRSTHAND TECHNOLOGY VALUE	9	Mutual Fund	218
FIRSTHAND TECHNOLOGY VALUE	56	Mutual Fund	1,318
GABELLI ASSET FUND AAA	34	Mutual Fund	1,046
GABELLI EQUITY INCOME FUND C	749	Mutual Fund	10,595
GAMCO GOLD FUND CL AAA	154	Mutual Fund	3,083
GAMCO WESTWOOD BALANCED FUND C	1,331	Mutual Fund	12,232
GATEWAY FUND CL A	9,527	Mutual Fund	230,256
HARBOR BOND FUND INST CL	915	Mutual Fund	10,342
HARBOR INTERNATIONAL FUND I	472	Mutual Fund	18,776
HARDING LOEVNER EMERGING MARKE	289	Mutual Fund	7,634
HARTFORD CAPITAL APPR FUND C	1,259	Mutual Fund	27,053
HEARTLAND VALUE PLUS FD INV CL	656	Mutual Fund	12,258
HENNESSY CORNERSTONE VALUE	550	Mutual Fund	4,376
HODGES FUND	255	Mutual Fund	3,484
ICON ENERGY FUND	1,490	Mutual Fund	21,248
IVY ASSET STRATEGY FUND CL I	1,000	Mutual Fund	18,177
IVY GLOBAL NATURAL RESOUR	939	Mutual Fund	9,946
JAMES BALANCED GOLDEN RAINBO	270	Mutual Fund	4,604
JANUS BALANCED FUND	2	Mutual Fund	33
JANUS GROWTH & INCOME FD	579	Mutual Fund	12,016
JANUS GROWTH & INCOME FD	29	Mutual Fund	608
JANUS OVERSEAS FUND	96	Mutual Fund	2,324
JANUS OVERSEAS FUND	60	Mutual Fund	1,445
JANUS OVERSEAS FUND	260	Mutual Fund	6,265
JANUS OVERSEAS FUND	645	Mutual Fund	15,540
JANUS PERKINS MID CAP VALUE	1,647	Mutual Fund	25,168
JANUS RESEARCH FUND	123	Mutual Fund	2,122
JENSEN PORTFOLIO CLASS J	262	Mutual Fund	5,038
KINETICS PARADIGM FUND	449	Mutual Fund	6,479
LAZARD EMERGING MARKETS PORTFO	1,002	Mutual Fund	11,073
LAZARD EMERGING MARKETS PORTFO	1,664	Mutual Fund	18,390
LAZARD EMERGING MARKETS PORTFO	839	Mutual Fund	9,267
LEUTHOLD CORE INVESTMENT FUND	448	Mutual Fund	5,765
LOOMIS SAYLES BOND FUND CL R	994	Mutual Fund	10,290
LOOMIS SAYLES GLOBAL BD FUND C	1,557	Mutual Fund	20,837
MANAGERS BOND FUND	2,000	Mutual Fund	39,295
MANNING & NAPIER EQUITY SERIES	2,374	Mutual Fund	28,888
MATTHEWS CHINA FUND	118	Mutual Fund	1,693
MATTHEWS INDIA FUND	2,180	Mutual Fund	18,243
MERIDIAN GROWTH FUND	41	Mutual Fund	1,023
MERIDIAN GROWTH FUND	357	Mutual Fund	8,955
MUHLENKAMP FUND	92	Mutual Fund	3,555
NB FOCUS FUND INVESTOR CLASS	113	Mutual Fund	1,549
NEUBERGER BERMAN MID CAP GROWT	3,563	Mutual Fund	23,085
NEUBERGER BERMAN SMALL CAP GR	87	Mutual Fund	1,044
OAKMARK EQUITY INCOME FD	3,797	Mutual Fund	81,855
OPPENHEIMER STRATEGIC INCOME	478	Mutual Fund	1,653
PACIFIC ADV SMALL CAP FD CL A	301	Mutual Fund	5,782
PARNASSUS EQUITY INCOME FUND I	246	Mutual Fund	4,755
PAYDEN VALUE LEADERS FUND	319	Mutual Fund	2,372
PERMANENT PORTFOLIO	144	Mutual Fund	4,712
PERRITT MICRO CAP OPPORT	1,162	Mutual Fund	16,479
PIMCO DEVELOPING LOCAL MARKET	8,652	Mutual Fund	73,196
PIMCO REAL RETURN FUND CLASS	2,181	Mutual Fund	20,609
PIN OAK AGGRESSIVE STOCK FUND	129	Mutual Fund	1,796
PRINCIPAL HIGH YIELD CL A	2,265	Mutual Fund	13,568
PROFUNDS OIL EQUIP SVCS & DIST	259	Mutual Fund	2,306
PUMA EXPLORATION INC F	2,750	Mutual Fund	134
PUMA EXPLORATION INC F	3,900	Mutual Fund	190
(Continued)

WILLIS 401(k) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

Identity of issuer, borrower,	Description of investment including maturity date,		Current
lessor, or similar party	rate of interest, collateral, par, or maturity value		Value
ROYCE PENNSYLVANIA MUTUA	893	Mutual Fund	$6,194
ROYCE PREMIER FUND INVEST	3,850	Mutual Fund	47,122
ROYCE VALUE PLUS FUND SVC CL	3,120	Mutual Fund	24,804
RS TECHNOLOGY FUND	734	Mutual Fund	6,239
RYDEX NASDAQ-100 FUND INV CL	122	Mutual Fund	979
SCHWAB DIVIDEND EQUITY FUND I	2,119	Mutual Fund	21,678
SCHWAB GOVT MONEY FUND	491	Mutual Fund	491
SCHWAB HEALTH CARE FUND	244	Mutual Fund	3,004
SCHWAB HEALTH CARE FUND	609	Mutual Fund	7,482
SCHWAB INSTITUTIONAL SELECT	6,212	Mutual Fund	44,168
SCHWAB INSTITUTIONAL SELECT	2,248	Mutual Fund	15,980
SCHWAB MARKETTRACK CONSER	445	Mutual Fund	4,961
SCHWAB PREMIER EQUITY SELECT	7,379	Mutual Fund	55,270
SCHWAB S&P 500 INDEX FUND — IN	453	Mutual Fund	6,287
SCHWAB SMALL CAP INDEX FUND	399	Mutual Fund	4,974
SCHWAB US TREAS MONEY FD	29,281	Mutual Fund	29,281
SCHWAB US TREAS MONEY FD	55,016	Mutual Fund	55,016
SCHWAB US TREAS MONEY FD	7,573	Mutual Fund	7,573
SCHWAB VALUE ADVANTAGE MONEY	28,188	Mutual Fund	28,188
SELECTED AMERICAN SHARES CL D	582	Mutual Fund	16,593
SELECTED AMERICAN SHARESCLASS	1,501	Mutual Fund	42,831
SOUND SHORE FUND INC	598	Mutual Fund	13,609
SOUND SHORE FUND INC	3,523	Mutual Fund	80,188
T ROWE PRICE CAPITAL APPREC	298	Mutual Fund	4,159
T ROWE PRICE CAPITAL APPREC	1,057	Mutual Fund	14,744
T ROWE PRICE EMERGING MARKET	539	Mutual Fund	8,806
T ROWE PRICE EUROPEAN STOCK	188	Mutual Fund	2,029
T ROWE PRICE HIGH YIELD FUND	16,132	Mutual Fund	75,661
T ROWE PRICE INTL BOND FUND	2,010	Mutual Fund	19,239
T ROWE PRICE LATIN AMERIC	649	Mutual Fund	14,746
T ROWE PRICE MEDIA AND TELECO	241	Mutual Fund	5,932
TEMPLETON FOREIGN FUND CL A	1,884	Mutual Fund	8,366
TEMPLETON GLOBAL BOND FUND A	3,027	Mutual Fund	33,809
TEMPLETON WORLD FUND CL A	2,675	Mutual Fund	28,707
THIRD AVE REAL ESTATE VALUE	380	Mutual Fund	5,686
THIRD AVENUE VALUE FUND	389	Mutual Fund	12,781
THOMPSON PLUMB GROWTH FUND	439	Mutual Fund	8,803
THORNBURG GLOBAL OPPTY FD INS	1,693	Mutual Fund	16,117
THORNBURG INV INCOME BUILDE	1,491	Mutual Fund	20,768
TORRAY FUND	654	Mutual Fund	14,151
TRANSAMERICA PREMIER EQUITY	1,022	Mutual Fund	14,199
TWEEDY BROWNE GLOBAL VALUE	36	Mutual Fund	564
U.S. GLOBAL INVESTORS EASTER	504	Mutual Fund	2,580
VALUE LINE EMERGING OPPORT	76	Mutual Fund	1,580
VAN KAMPEN SMALL CAP VALUE	2,789	Mutual Fund	30,961
VANGUARD 500 INDEX FUND INVEST	75	Mutual Fund	6,259
VANGUARD 500 INDEX FUND INVEST	104	Mutual Fund	8,637
VANGUARD 500 INDEX FUND INVEST	635	Mutual Fund	52,735
VANGUARD DEVELOPED MKTS INDEX	7,759	Mutual Fund	58,349
VANGUARD EMERGING MKTS STOCK	693	Mutual Fund	10,328
VANGUARD GROWTH & INCOME FUND	623	Mutual Fund	12,116
VANGUARD HIGH YIELD CORP FUND	3,777	Mutual Fund	16,127
VANGUARD INFLATION PROTEC	934	Mutual Fund	10,760
VANGUARD INFLATION PROTEC	3,388	Mutual Fund	39,027
VANGUARD INTL GROWTH FD INVEST	816	Mutual Fund	9,955
VANGUARD INTL GROWTH FD INVEST	180	Mutual Fund	2,194
VANGUARD INTL VALUE FUND	461	Mutual Fund	10,810
VANGUARD REIT INDEX FUND INVES	971	Mutual Fund	11,781
VANGUARD SMALL CAP GROWTH	746	Mutual Fund	8,883
VANGUARD TOTAL BD MARKET INDEX	4,638	Mutual Fund	47,220
VANGUARD TOTAL INTL STOCK	935	Mutual Fund	10,090
VANGUARD TOTAL INTL STOCK	806	Mutual Fund	8,701
VANGUARD TOTAL STOCK MKT INDEX	232	Mutual Fund	5,060
VANGUARD TOTAL STOCK MKT INDEX	343	Mutual Fund	7,468
VANGUARD VALUE INDEX FUND I	561	Mutual Fund	9,015
VANGUARD WELLESLEY INCOME	953	Mutual Fund	17,532
(Continued)

WILLIS 401(k) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

Identity of issuer, borrower,	Description of investment including maturity date,		Current
lessor, or similar party	rate of interest, collateral, par, or maturity value		Value
VANGUARD WELLINGTON FD INVEST	482	Mutual Fund	$11,772
VANGUARD WELLINGTON FD INVEST	923	Mutual Fund	22,556
VANGUARD WINDSOR FUND INVEST	979	Mutual Fund	8,833
VANGUARD WINDSOR II FD INVEST	842	Mutual Fund	16,089
VIRTUS FOREIGN OPPTY CL A	1,556	Mutual Fund	25,895
WASATCH 1ST SOURCE INCOME	1,363	Mutual Fund	14,119
WEITZ VALUE FUND	855	Mutual Fund	15,939
WELLS FARGO ADVANTAGE GOVT S	647	Mutual Fund	6,987
WELLS FARGO ADVANTAGE GROWTH	247	Mutual Fund	4,252
WELLS FARGO ADVANTAGE INTL E	81	Mutual Fund	625
WELLS FARGO ADVANTAGE LARGE	65	Mutual Fund	2,226
WHITE OAK SELECT GROWTH FUND	247	Mutual Fund	5,412
WHITE OAK SELECT GROWTH FUND	457	Mutual Fund	10,023
WHITE OAK SELECT GROWTH FUND	839	Mutual Fund	18,418
WILLIAM BLAIR INTL GROWTH	293	Mutual Fund	3,839
WINTERGREEN FUND	3,751	Mutual Fund	32,743
U S TREAS STRIP 0% 02/09INT PM	12,000	Principal amount due 02/15/2009	11,994
U S TREAS STRIP 0% 02/10INT PM	12,000	Principal amount due 02/15/2010	11,987
U S TREAS STRIP 0% 02/11INT PM	53,000	Principal amount due 02/11/2011	52,180
U S TREAS STRIP 0% 02/12INT PM	53,000	Principal amount due 02/15/2013	51,095
U S TREAS STRIP 0% 02/13INT PM	17,000	Principal amount due 02/15/2013	15,977
U S TREAS STRIP 0% 02/14INT PM	12,000	Principal amount due 02/15/2014	10,851
U S TREAS STRIP 0% 05/09INT PM	12,000	Principal amount due 05/15/2009	11,994
U S TREAS STRIP 0% 05/10INT PM	12,000	Principal amount due 05/15/2010	11,946
U S TREAS STRIP 0% 05/11INT PM	12,000	Principal amount due 05/15/2011	11,858
U S TREAS STRIP 0% 05/12INT PM	12,000	Principal amount due 05/15/2012	11,537
U S TREAS STRIP 0% 05/13INT PM	12,000	Principal amount due 05/15/2013	11,295
U S TREAS STRIP 0% 08/09INT PM	12,000	Principal amount due 08/15/2009	11,989
U S TREAS STRIP 0% 08/10INT PM	12,000	Principal amount due 08/15/2010	11,940
U S TREAS STRIP 0% 08/11INT PM	12,000	Principal amount due 08/15/2011	11,784
U S TREAS STRIP 0% 08/12INT PM	12,000	Principal amount due 08/15/2012	11,417
U S TREAS STRIP 0% 08/13INT PM	12,000	Principal amount due 08/15/2013	11,211
U S TREAS STRIP 0% 11/09INT PM	53,000	Principal amount due 11/15/2009	52,909
U S TREAS STRIP 0% 11/10INT PM	12,000	Principal amount due 11/15/2010	11,903
U S TREAS STRIP 0% 11/11INT PM	12,000	Principal amount due 11/15/2011	11,799
U S TREAS STRIP 0% 11/12INT PM	12,000	Principal amount due 11/15/2012	11,364
U S TREAS STRIP 0% 11/13INT PM	12,000	Principal amount due 11/15/2013	11,104
1/100 BERKSHIRE HTWY CLA100 SH	100	Shares of Common Stock	96,600
3M COMPANY	0	Shares of Common Stock	16
3M COMPANY	500	Shares of Common Stock	28,770
A E S CORP	100	Shares of Common Stock	824
A M R CORPORATION	75	Shares of Common Stock	800
A T & T INC NEW	132	Shares of Common Stock	3,762
A T & T INC NEW	41	Shares of Common Stock	1,167
A T & T INC NEW	5	Shares of Common Stock	143
ABBOTT LABORATORIES	500	Shares of Common Stock	26,685
ABBOTT LABORATORIES	80	Shares of Common Stock	4,270
ACTIVISION BLIZZARD INC TENDER	400	Shares of Common Stock	3,456
AETNA INC NEW	50	Shares of Common Stock	1,425
AIRCASTLE LTD F** PEN	100	Shares of Common Stock	478
AKTIESELSKABET DAMP ADRFSPONSO	250	Shares of Common Stock	2,718
ALAMOS GOLD INC F	400	Shares of Common Stock	2,835
ALBERTA STAR DEV CORP F	1,000	Shares of Common Stock	80
ALCATEL LUCENT ADR FSPONSO	5	Shares of Common Stock	11
ALCATEL LUCENT ADR FSPONSO	9	Shares of Common Stock	19
ALCATEL LUCENT ADR FSPONSO	19	Shares of Common Stock	41
ALCATEL LUCENT ADR FSPONSO	585	Shares of Common Stock	1,258
ALCATEL LUCENT ADR FSPONSO	10	Shares of Common Stock	22
ALCATEL LUCENT ADR FSPONSO	136	Shares of Common Stock	292
ALCON INC F	30	Shares of Common Stock	2,676
ALLIED IRISH BANKS ADR FSPONSO	300	Shares of Common Stock	1,407
ALLIED WORLD ASSURANCE ** PEN	200	Shares of Common Stock	8,120
ALNYLAM PHARMACEUTICALS ** PEN	500	Shares of Common Stock	12,365
ALTRIA GROUP INC	300	Shares of Common Stock	4,518
ALTRIA GROUP INC	22	Shares of Common Stock	335
AMAZON COM INC	230	Shares of Common Stock	11,794
(Continued)

WILLIS 401(k) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

Identity of issuer, borrower,	Description of investment including maturity date,		Current
lessor, or similar party	rate of interest, collateral, par, or maturity value		Value
AMAZON COM INC	90	Shares of Common Stock	$4,615
AMERICAN EXPRESS COMPANY	95	Shares of Common Stock	1,770
AMERICAN EXPRESS COMPANY	450	Shares of Common Stock	8,348
AMERICAN INTL GROUP INC	1,000	Shares of Common Stock	1,570
AMERICAN INTL GROUP INC	1,500	Shares of Common Stock	2,355
AMERICAN INTL GROUP INC	800	Shares of Common Stock	1,256
AMERICAN INTL GROUP INC	1,000	Shares of Common Stock	1,570
AMERICAN INTL GROUP INC	500	Shares of Common Stock	785
AMERICAN INTL GROUP INC	2,103	Shares of Common Stock	3,301
AMERICAN INTL GROUP INC	6,549	Shares of Common Stock	10,282
AMERICAN INTL GROUP INC	8,000	Shares of Common Stock	12,560
AMERICAN INTL GROUP INC	375	Shares of Common Stock	589
AMERICAN INTL GROUP INC	14,000	Shares of Common Stock	21,980
AMERICAN INTL GROUP INC	309	Shares of Common Stock	485
AMERICAN INTL GROUP INC	500	Shares of Common Stock	785
AMERICAN INTL GROUP INC	125	Shares of Common Stock	196
AMERICAN INTL GROUP INC	8,500	Shares of Common Stock	13,345
AMERICAN INTL GROUP INC	87	Shares of Common Stock	136
AMERICAN INTL GROUP INC	3,500	Shares of Common Stock	5,495
AMGEN INCORPORATED	100	Shares of Common Stock	5,775
ANTARES PHARMA INC	6,000	Shares of Common Stock	2,220
APACHE CORP	160	Shares of Common Stock	11,925
APOLLO GOLD CORPORATIONF	5,000	Shares of Common Stock	1,150
APPLE INC	100	Shares of Common Stock	8,535
APPLE INC	32	Shares of Common Stock	2,731
APPLE INC	45	Shares of Common Stock	3,841
APPLE INC	175	Shares of Common Stock	14,936
APPLIED MATERIALS INC	1	Shares of Common Stock	14
APPLIED MATERIALS INC	209	Shares of Common Stock	2,116
APPLIED MATERIALS INC	300	Shares of Common Stock	3,039
ARADIGM CORP NEW	180	Shares of Common Stock	45
ARBOR REALTY TRUST INC ** PEN	300	Shares of Common Stock	885
ARCELOR MITTAL NY NEW FNEW YO	125	Shares of Common Stock	3,074
ARCELOR MITTAL NY NEW FNEW YO	35	Shares of Common Stock	861
ARCELOR MITTAL NY NEW FNEW YO	400	Shares of Common Stock	9,836
ARCH COAL INC	1,006	Shares of Common Stock	16,382
ARCHER-DANIELS-MIDLND CO	50	Shares of Common Stock	1,442
ARM HOLDINGS PLC ADR F1 ADR	100	Shares of Common Stock	385
ASPEN INSURANCE HOLDINGS** PEN	500	Shares of Common Stock	12,125
ATLAS CORPORATION	38,000	Shares of Common Stock	1,710
ATLAS ENERGY RESOURCES ** PEN	250	Shares of Common Stock	3,193
ATMEL CORP	2,000	Shares of Common Stock	6,260
ATMOS ENERGY CORP	1,000	Shares of Common Stock	23,700
AUCXIS CORP	200	Shares of Common Stock	—
AUDIOVOX CP CL A	100	Shares of Common Stock	501
AXSYS TECHNOLOGIES INC	188	Shares of Common Stock	10,314
B M C SOFTWARE INC	400	Shares of Common Stock	10,764
BANDERA GOLD LTD F	500	Shares of Common Stock	32
BANK OF AMERICA CORP	103	Shares of Common Stock	1,455
BANK OF AMERICA CORP	50	Shares of Common Stock	704
BANK OF AMERICA CORP	76	Shares of Common Stock	1,072
BANK OF AMERICA CORP	50	Shares of Common Stock	704
BANK OF AMERICA CORP	100	Shares of Common Stock	1,408
BANK OF AMERICA CORP	135	Shares of Common Stock	1,895
BARCLAYS BANK IPATH ETN DJ AIG	206	Shares of Common Stock	7,249
BAXTER INTERNATIONAL INC	80	Shares of Common Stock	4,287
BAYER A G SPONSORED ADRFSPONSO	350	Shares of Common Stock	20,214
BAYSWATER URANIUM NEW F	1,000	Shares of Common Stock	61
BB&T CORPORATION	1,011	Shares of Common Stock	27,765
BERKLEY W R CORPORATION	101	Shares of Common Stock	3,141
BERKSHIRE HATHAWAY CL B	1	Shares of Common Stock	3,214
BERKSHIRE HATHAWAY CL B	10	Shares of Common Stock	32,140
BERKSHIRE HATHAWAY CL B	2	Shares of Common Stock	6,428
BERKSHIRE HATHAWAY CL B	3	Shares of Common Stock	9,642
BEST BUY INC	0	Shares of Common Stock	4
BHP BILLITON LTD ADR FSPONSO	530	Shares of Common Stock	22,719
(Continued)

WILLIS 401(k) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

Identity of issuer, borrower,	Description of investment including maturity date,		Current
lessor, or similar party	rate of interest, collateral, par, or maturity value		Value
BIOPURE CORP CL A NEW	16	Shares of Common Stock	$2
BIOSANTE PHARMA INC NEW	5,000	Shares of Common Stock	5,000
BLACKSTONE GROUP LP ** PEN	295	Shares of Common Stock	1,924
BOSTON SCIENTIFIC CORP	1,000	Shares of Common Stock	7,740
BOTTOMLINE TECHNOLOGIES	200	Shares of Common Stock	1,420
BRINKS CO DUTCH	37	Shares of Common Stock	1,005
BRINKS HOME SEC HOLDINGS	37	Shares of Common Stock	811
BRISTOL-MYERS SQUIBB CO ODDLOT	80	Shares of Common Stock	1,860
BROOKS AUTOMATION NEW DUTCH	31	Shares of Common Stock	180
BRUKER CORPORATION	600	Shares of Common Stock	2,424
BUILDERS FIRSTSOURCE INC	500	Shares of Common Stock	765
BUNGE LIMITED F	201	Shares of Common Stock	10,406
BURLINGTON NTH SANTA FE	60	Shares of Common Stock	4,543
CADAN RESOURCES CORP F	500	Shares of Common Stock	22
CANADIAN ZINC CORP F	400	Shares of Common Stock	68
CAPITAL BANK CORP NEW	188	Shares of Common Stock	1,157
CAPSTONE MINING CORP F	200	Shares of Common Stock	147
CARMAX INC	150	Shares of Common Stock	1,182
CARTERS INC	80	Shares of Common Stock	1,541
CATERPILLAR INC	100	Shares of Common Stock	4,467
CATERPILLAR INC	200	Shares of Common Stock	8,934
CELADON GROUP INC	200	Shares of Common Stock	1,706
CELGENE CORP	70	Shares of Common Stock	3,870
CENTRAL FD CDA LTD CLA FCLASS	340	Shares of Common Stock	3,815
CENTRAL FD CDA LTD CLA FCLASS	170	Shares of Common Stock	1,907
CENTRAL FD CDA LTD CLA FCLASS	740	Shares of Common Stock	8,303
CENTRAL FD CDA LTD CLA FCLASS	4,000	Shares of Common Stock	44,880
CENTRAL SUN MINING INC F	307	Shares of Common Stock	76
CENVEO INC	2,500	Shares of Common Stock	11,125
CHESAPEAKE ENERGY CORP	100	Shares of Common Stock	1,624
CHESAPEAKE ENERGY CORP	600	Shares of Common Stock	9,702
CHESAPEAKE UTIL CORP	100	Shares of Common Stock	3,148
CHEVRON CORPORATION	70	Shares of Common Stock	5,178
CHICAGO BRDG & IRON NY FN Y RE	100	Shares of Common Stock	1,005
CHINA MEDICAL TECH ADR FSPONSO	150	Shares of Common Stock	3,039
CHINA NATURAL GAS INC	10,000	Shares of Common Stock	30,000
CHINA SKY ONE MEDICAL	400	Shares of Common Stock	6,396
CIRRUS LOGIC INC	250	Shares of Common Stock	670
CISCO SYSTEMS INC	150	Shares of Common Stock	2,445
CISCO SYSTEMS INC	1,620	Shares of Common Stock	26,406
CISCO SYSTEMS INC	400	Shares of Common Stock	6,520
CISCO SYSTEMS INC	14	Shares of Common Stock	228
CISCO SYSTEMS INC	70	Shares of Common Stock	1,141
CISCO SYSTEMS INC	400	Shares of Common Stock	6,520
CISCO SYSTEMS INC	200	Shares of Common Stock	3,260
CISCO SYSTEMS INC	400	Shares of Common Stock	6,520
CISCO SYSTEMS INC	1,000	Shares of Common Stock	16,300
CISCO SYSTEMS INC	196	Shares of Common Stock	3,195
CISCO SYSTEMS INC	200	Shares of Common Stock	3,260
CISCO SYSTEMS INC	300	Shares of Common Stock	4,890
CISCO SYSTEMS INC	130	Shares of Common Stock	2,119
CISCO SYSTEMS INC	80	Shares of Common Stock	1,304
CISCO SYSTEMS INC	22	Shares of Common Stock	359
CISCO SYSTEMS INC	125	Shares of Common Stock	2,038
CITADEL BROADCASTING CP	15	Shares of Common Stock	2
CITADEL BROADCASTING CP	4	Shares of Common Stock	1
CITADEL BROADCASTING CP	8	Shares of Common Stock	1
CITADEL BROADCASTING CP	6	Shares of Common Stock	1
CITIGROUP INC	800	Shares of Common Stock	5,368
CITIGROUP INC	400	Shares of Common Stock	2,684
CITIGROUP INC	55	Shares of Common Stock	367
CITIGROUP INC	177	Shares of Common Stock	1,191
CITIGROUP INC	500	Shares of Common Stock	3,355
CITIGROUP INC	285	Shares of Common Stock	1,912
CITRIX SYSTEMS INC	15	Shares of Common Stock	354
CLAYMORE MLP OPPTY FUND	240	Shares of Common Stock	2,981
(Continued)

WILLIS 401(k) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

Identity of issuer, borrower,	Description of investment including maturity date,		Current
lessor, or similar party	rate of interest, collateral, par, or maturity value		Value
COCA COLA COMPANY	11	Shares of Common Stock	$484
COCA COLA COMPANY	54	Shares of Common Stock	2,455
COEUR D ALENE MINES CP	850	Shares of Common Stock	748
COEUR D ALENE MINES CP	3,000	Shares of Common Stock	2,640
COLGATE-PALMOLIVE CO	30	Shares of Common Stock	2,056
COLONIAL BANCGROUP INC	725	Shares of Common Stock	1,501
COLONIAL BANCGROUP INC	3,500	Shares of Common Stock	7,245
COMCAST CORP NEW CL A	98	Shares of Common Stock	1,653
COMCAST CORP NEW CL A	16	Shares of Common Stock	270
COMDISCO HOLDING CO RTSRIGHTS	150	Shares of Common Stock	13
COMPUTRZD THERML IMAGING	1,000	Shares of Common Stock	1
COMPUTRZD THERML IMAGING	100	Shares of Common Stock	—
CONAGRA FOODS INC	10	Shares of Common Stock	165
CONOCOPHILLIPS	50	Shares of Common Stock	2,590
CONOCOPHILLIPS	800	Shares of Common Stock	41,440
CONOCOPHILLIPS	430	Shares of Common Stock	22,274
CONOCOPHILLIPS	5	Shares of Common Stock	269
CONSOL ENERGY INC	102	Shares of Common Stock	2,915
CONTL AIRLINES CL B 1 VOTE	100	Shares of Common Stock	1,806
CONTL AIRLINES CL B 1 VOTE	80	Shares of Common Stock	1,445
CONTL PRECIOUS MINERALSF	1,000	Shares of Common Stock	377
COPANO ENERGY LLC ** PEN	14	Shares of Common Stock	158
CORN PRODUCTS INTL INC	300	Shares of Common Stock	8,655
CORNING INC	203	Shares of Common Stock	1,939
CORNING INC	200	Shares of Common Stock	1,906
CORNING INC	1,005	Shares of Common Stock	9,582
CORP EXECUTIVE BOARD CO	36	Shares of Common Stock	793
COVIDIEN LTD F	9	Shares of Common Stock	332
CPEX PHARMACEUTICALS INC	10	Shares of Common Stock	98
CROSSHAIR EXPL & MININGF	1,450	Shares of Common Stock	232
CYNOSURE INC ** PEN	600	Shares of Common Stock	5,478
DANAOS CORPORATION F** PEN	200	Shares of Common Stock	1,352
DECODE GENETICS INC F	5,900	Shares of Common Stock	1,092
DEERE & CO	200	Shares of Common Stock	7,664
DELL INC	50	Shares of Common Stock	512
DELL INC	200	Shares of Common Stock	2,048
DELL INC	33	Shares of Common Stock	338
DELL INC	140	Shares of Common Stock	1,434
DELL INC	100	Shares of Common Stock	1,024
DELL INC	500	Shares of Common Stock	5,120
DELL INC	252	Shares of Common Stock	2,580
DELL INC	100	Shares of Common Stock	1,024
DELL INC	15	Shares of Common Stock	154
DELTATHREE INC	200	Shares of Common Stock	3
DENISON MINES CORP F	750	Shares of Common Stock	885
DEVL DIVERSIFIED RLTY REIT	182	Shares of Common Stock	887
DIAGEO PLC NEW ADR F1 ADR	60	Shares of Common Stock	3,404
DIAGEO PLC NEW ADR F1 ADR	100	Shares of Common Stock	5,674
DIGITAL REALTY TRUST INC** PEN	140	Shares of Common Stock	4,599
DISNEY WALT CO	200	Shares of Common Stock	4,538
DISNEY WALT CO	200	Shares of Common Stock	4,538
DISNEY WALT CO	65	Shares of Common Stock	1,475
DISNEY WALT CO	200	Shares of Common Stock	4,538
DISNEY WALT CO	106	Shares of Common Stock	2,409
DISNEY WALT CO	80	Shares of Common Stock	1,807
DITEM EXPLORATION INC F	1,000	Shares of Common Stock	61
DOW CHEMICAL COMPANY	210	Shares of Common Stock	3,169
DRYSHIPS INC F** PEN	100	Shares of Common Stock	1,066
DUKE ENERGY CORP NEW	300	Shares of Common Stock	4,503
DUKE ENERGY CORP NEW	100	Shares of Common Stock	1,501
DUKE ENERGY CORP NEW	2,560	Shares of Common Stock	38,426
E C U SILVER MINING INCF	1,000	Shares of Common Stock	729
E M C CORP MASS	420	Shares of Common Stock	4,397
E M C CORP MASS	200	Shares of Common Stock	2,094
E M C CORP MASS	14	Shares of Common Stock	147
E M C CORP MASS	175	Shares of Common Stock	1,832
(Continued)

WILLIS 401(k) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

Identity of issuer, borrower,	Description of investment including maturity date,		Current
lessor, or similar party	rate of interest, collateral, par, or maturity value		Value
EARTHLINK INC	100	Shares of Common Stock	$676
EASTMAN KODAK COMPANY	111	Shares of Common Stock	732
EBAY INC	100	Shares of Common Stock	1,396
ECHELON CORPORATION	180	Shares of Common Stock	1,467
ELAN CORP PLC SPON ADR FSPONSO	3,300	Shares of Common Stock	19,800
ELECTROGLAS CORP	400	Shares of Common Stock	57
EMERSON ELECTRIC CO	100	Shares of Common Stock	3,661
ENDURANCE SPECALTY HLDGF	100	Shares of Common Stock	3,053
ENERGY TRANSFER PARTNERSUNITS	140	Shares of Common Stock	4,761
ENTEGRIS INC DUTCH	1,000	Shares of Common Stock	2,190
ENTERPRISE PRD PRTNRS LP	275	Shares of Common Stock	5,701
ERICSSON TEL ADR B NEW FCL B S	80	Shares of Common Stock	625
ERICSSON TEL ADR B NEW FCL B S	120	Shares of Common Stock	937
EVOLVING SYSTEMS INC	2,000	Shares of Common Stock	1,600
EXELON CORPORATION	70	Shares of Common Stock	3,893
EXTREME NETWORKS INC DUTCH	600	Shares of Common Stock	1,404
EXXON MOBIL CORPORATION	74	Shares of Common Stock	5,875
EXXON MOBIL CORPORATION	186	Shares of Common Stock	14,842
FAIRPOINT COMMUN INC ** PEN	1	Shares of Common Stock	3
FALCON OIL & GAS LTD F	80,000	Shares of Common Stock	18,144
FANNIE MAE	1,850	Shares of Common Stock	1,406
FASTENAL CO	105	Shares of Common Stock	3,659
FELLOWS ENERGY LTD	3,500	Shares of Common Stock	4
FINISH LINE INC CL A	510	Shares of Common Stock	2,855
FLAMEL TECH SA ADR FSPONSO	1,000	Shares of Common Stock	3,920
FORD MOTOR COMPANY NEW TENDER	585	Shares of Common Stock	1,340
FORD MOTOR COMPANY NEW TENDER	200	Shares of Common Stock	458
FORD MOTOR COMPANY NEW TENDER	10,000	Shares of Common Stock	22,900
FORD MOTOR COMPANY NEW TENDER	225	Shares of Common Stock	516
FORWARD AIR CORPORATION	200	Shares of Common Stock	4,854
FOSTER WHEELER NEW ORD F	1,000	Shares of Common Stock	23,380
FOUNDATION COAL HLDGS IN** PEN	71	Shares of Common Stock	997
FREEPORT MCMORAN COPPER	45	Shares of Common Stock	1,100
FREEPORT MCMORAN COPPER	200	Shares of Common Stock	4,888
FREESEAS INC F	1,500	Shares of Common Stock	2,085
FRONTIER OIL CORP	50	Shares of Common Stock	632
GASCO ENERGY INC	1,500	Shares of Common Stock	585
GENERAL ELECTRIC COMPANY	280	Shares of Common Stock	4,536
GENERAL ELECTRIC COMPANY	300	Shares of Common Stock	4,860
GENERAL ELECTRIC COMPANY	500	Shares of Common Stock	8,100
GENERAL ELECTRIC COMPANY	491	Shares of Common Stock	7,954
GENERAL ELECTRIC COMPANY	528	Shares of Common Stock	8,553
GENERAL ELECTRIC COMPANY	400	Shares of Common Stock	6,480
GENERAL ELECTRIC COMPANY	1,000	Shares of Common Stock	16,200
GENERAL ELECTRIC COMPANY	62	Shares of Common Stock	998
GENERAL ELECTRIC COMPANY	5	Shares of Common Stock	77
GENERAL ELECTRIC COMPANY	400	Shares of Common Stock	6,480
GENERAL ELECTRIC COMPANY	45	Shares of Common Stock	729
GENERAL ELECTRIC COMPANY	94	Shares of Common Stock	1,522
GENERAL ELECTRIC COMPANY	52	Shares of Common Stock	842
GENERAL MILLS INC	26	Shares of Common Stock	1,591
GENERAL MOTORS CORP	118	Shares of Common Stock	376
GENERAL MOTORS CORP	410	Shares of Common Stock	1,312
GENTA INC NEW	3	Shares of Common Stock	0
GETTY REALTY CORP NEW REIT	224	Shares of Common Stock	4,722
GLOBAL ALUMINA CORP F	11,000	Shares of Common Stock	5,550
GLOBAL PEOPLELINE TELECO	3	Shares of Common Stock	—
GOLD CANYON RES INC F	10,250	Shares of Common Stock	332
GOLD CANYON RES INC F	10,000	Shares of Common Stock	324
GOLD CANYON RES INC F	20,000	Shares of Common Stock	648
GOLD COAST MINING CORP	83	Shares of Common Stock	1
GOLDCORP INC NEW FEXCHAN	300	Shares of Common Stock	9,459
GOLDCORP INC NEW FEXCHAN	32	Shares of Common Stock	1,009
GOLDMAN SACHS PFD PREASS	169	Shares of Common Stock	6,085
GOOGLE INC ** PEN	10	Shares of Common Stock	3,077
GOOGLE INC ** PEN	2	Shares of Common Stock	615
(Continued)

WILLIS 401(k) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

Identity of issuer, borrower,	Description of investment including maturity date,		Current
lessor, or similar party	rate of interest, collateral, par, or maturity value		Value
GREY WOLF INC MERGER	2,000	Shares of Common Stock	$6,820
GUARDIAN TECH INTL NEW	6,000	Shares of Common Stock	1,200
GULF RESOURCES INC NEW	14,350	Shares of Common Stock	4,305
HANESBRANDS INC	700	Shares of Common Stock	8,925
HARMONIC INC	2,300	Shares of Common Stock	12,903
HARTFORD FINL SVCS GRP	500	Shares of Common Stock	8,210
HARTFORD FINL SVCS GRP	435	Shares of Common Stock	7,143
HARVEST ENERGY TRUST FTRUST	140	Shares of Common Stock	1,228
HARVEST ENERGY TRUST FTRUST	2,000	Shares of Common Stock	17,540
HEADWATERS INC	1,500	Shares of Common Stock	10,125
HEALTHSOUTH CORP NEW	680	Shares of Common Stock	7,453
HECLA MINING COMPANY	1,000	Shares of Common Stock	2,800
HEIDRICK&STRUGGLES INTL	1,000	Shares of Common Stock	21,540
HERCULES OFFSHORE INC ** PEN	1,500	Shares of Common Stock	7,125
HERSHEY COMPANY	23	Shares of Common Stock	800
HEWLETT-PACKARD COMPANY	100	Shares of Common Stock	3,629
HEWLETT-PACKARD COMPANY	138	Shares of Common Stock	5,000
HOME DEPOT INC TENDER	150	Shares of Common Stock	3,453
HOME DEPOT INC TENDER	34	Shares of Common Stock	776
HUDSON CITY BANCORP INC	100	Shares of Common Stock	1,596
HUMAN GENOME SCIENCES	50	Shares of Common Stock	106
I T T EDUC SVCS INC	146	Shares of Common Stock	13,867
ICON PLC SPON ADR FSPONSO	200	Shares of Common Stock	3,938
IDEARC, INC	2	Shares of Common Stock	—
IMAGING DIAGNOSTIC SYS	21,000	Shares of Common Stock	441
IMPACT SILVER CORP F	1,000	Shares of Common Stock	348
INFOCUS CORP	1,000	Shares of Common Stock	789
INGERSOLL RAND CO CL A FBERMUD	27	Shares of Common Stock	477
INGERSOLL RAND CO CL A FBERMUD	200	Shares of Common Stock	3,470
INOVIO BIOMEDICAL CORP	1,000	Shares of Common Stock	520
INTEL CORP	100	Shares of Common Stock	1,466
INTEL CORP	1,000	Shares of Common Stock	14,660
INTEL CORP	500	Shares of Common Stock	7,330
INTEL CORP	110	Shares of Common Stock	1,617
INTEL CORP	110	Shares of Common Stock	1,609
INTEL CORP	300	Shares of Common Stock	4,398
INTEL CORP	530	Shares of Common Stock	7,770
INTEL CORP	176	Shares of Common Stock	2,585
INTEL CORP	260	Shares of Common Stock	3,812
INTERIORS INC CL A	25,709	Shares of Common Stock	21
INTERPHARM HOLDINGS INC	1,000	Shares of Common Stock	20
INTL BUSINESS MACHINES	25	Shares of Common Stock	2,104
INTL BUSINESS MACHINES	44	Shares of Common Stock	3,726
INTL BUSINESS MACHINES	250	Shares of Common Stock	21,040
INTL BUSINESS MACHINES	158	Shares of Common Stock	13,299
INTL BUSINESS MACHINES	26	Shares of Common Stock	2,204
INTL BUSINESS MACHINES	20	Shares of Common Stock	1,683
INTUITIVE SURGICAL NEW	8	Shares of Common Stock	1,016
ISCO INTERNATIONAL INC	53,770	Shares of Common Stock	1,613
ISIS PHARMACEUTICALS INC	600	Shares of Common Stock	8,508
ITC HOLDINGS CORP ** PEN	140	Shares of Common Stock	6,115
JDS UNIPHASE CORP NEW	2	Shares of Common Stock	7
JDS UNIPHASE CORP NEW	176	Shares of Common Stock	642
JOHNSON & JOHNSON	1	Shares of Common Stock	67
JPMORGAN CHASE & CO	63	Shares of Common Stock	2,000
KAYNE ANDERSON MLP INVT ** PEN	639	Shares of Common Stock	10,408
KBR INC ** PEN	200	Shares of Common Stock	3,040
KBR INC ** PEN	55	Shares of Common Stock	836
KINDER MORGAN ENERGY LP UNIT L	110	Shares of Common Stock	5,049
KINDER MORGAN MGMT LLC	208	Shares of Common Stock	8,317
KNIGHT CAPITAL GROUP INC	300	Shares of Common Stock	4,845
KRAFT FOODS INC EXCHAN	200	Shares of Common Stock	5,370
KRAFT FOODS INC EXCHAN	207	Shares of Common Stock	5,558
KRAFT FOODS INC EXCHAN	252	Shares of Common Stock	6,778
KRAFT FOODS INC EXCHAN	14	Shares of Common Stock	367
KRISPY KREME DOUGHNUT CP	500	Shares of Common Stock	840
(Continued)

WILLIS 401(k) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

Identity of issuer, borrower,	Description of investment including maturity date,		Current
lessor, or similar party	rate of interest, collateral, par, or maturity value		Value
L INTERNATIONAL COMPUTERTRADIN	200	Shares of Common Stock	$—
L-1 IDENTITY SOLUTIONS	200	Shares of Common Stock	1,348
LAB CP OF AMER HLDG NEW	400	Shares of Common Stock	25,764
LADISH CO NEW	100	Shares of Common Stock	1,385
LEGG MASON INC	101	Shares of Common Stock	2,215
LEVEL 3 COMMUNICATIONS	12,000	Shares of Common Stock	8,400
LEVEL 3 COMMUNICATIONS	1,500	Shares of Common Stock	1,050
LIMITED BRANDS INC TENDER	212	Shares of Common Stock	2,125
LIMITED BRANDS INC TENDER	132	Shares of Common Stock	1,321
LINDSAY CORPORATION	750	Shares of Common Stock	23,843
LLOYDS TSB GROUP ADR FSPONSO	247	Shares of Common Stock	1,902
LOWES COMPANIES INC	202	Shares of Common Stock	4,353
LSI CORPORATION	2	Shares of Common Stock	7
LSI CORPORATION	4	Shares of Common Stock	13
LSI CORPORATION	10	Shares of Common Stock	33
LSI CORPORATION	2	Shares of Common Stock	7
M D N INC F	3,000	Shares of Common Stock	1,337
M D U RESOURCES GROUP	529	Shares of Common Stock	11,416
MACROVISION SOLUTIONS CP	76	Shares of Common Stock	961
MAGELLAN MIDSTREAM PTNRS	150	Shares of Common Stock	4,532
MARKEL CORP HOLDIN	40	Shares of Common Stock	11,960
MARSH & MC LENNAN CO INC	46	Shares of Common Stock	1,116
MARSHALL & ILSLEY CP NEW	100	Shares of Common Stock	1,364
MASTERCARD INC ** PEN	25	Shares of Common Stock	3,573
MATTEL INCORPORATED	242	Shares of Common Stock	3,870
MC DONALDS CORP EXCHAN	2	Shares of Common Stock	122
MC DONALDS CORP EXCHAN	150	Shares of Common Stock	9,329
MCGRAW-HILL COS	26	Shares of Common Stock	603
MEADOWBROOK INSURANCE GP	104	Shares of Common Stock	672
MEDCOHEALTH SOLUTIONS ODDLOT	62	Shares of Common Stock	2,598
MEGA URANIUM LTD 12 WTSFWARRAN	1,500	Shares of Common Stock	109
MEGA URANIUM LTD F	14,000	Shares of Common Stock	8,732
MEMC ELECTRNC MATERIALS	100	Shares of Common Stock	1,428
MERCK & CO INC	320	Shares of Common Stock	9,735
MERCK & CO INC	75	Shares of Common Stock	2,280
MERCK & CO INC	29	Shares of Common Stock	872
MERCK & CO INC	430	Shares of Common Stock	13,072
MERRILL LYNCH & CO INC	400	Shares of Common Stock	4,656
METANOR RESOURCES F	1,000	Shares of Common Stock	361
METANOR RESOURCES F	2,500	Shares of Common Stock	901
MGM MIRAGE TENDER	42	Shares of Common Stock	578
MICROSOFT CORP DUTCH	100	Shares of Common Stock	1,944
MICROSOFT CORP DUTCH	0	Shares of Common Stock	9
MICROSOFT CORP DUTCH	53	Shares of Common Stock	1,027
MICROSOFT CORP DUTCH	64	Shares of Common Stock	1,251
MICROSOFT CORP DUTCH	1,200	Shares of Common Stock	23,328
MICROSOFT CORP DUTCH	1	Shares of Common Stock	16
MICROSOFT CORP DUTCH	600	Shares of Common Stock	11,664
MICROSOFT CORP DUTCH	150	Shares of Common Stock	2,916
MICROSOFT CORP DUTCH	215	Shares of Common Stock	4,185
MICROSOFT CORP DUTCH	320	Shares of Common Stock	6,228
MICROSOFT CORP DUTCH	300	Shares of Common Stock	5,832
MICROSOFT CORP DUTCH	0	Shares of Common Stock	2
MICROSOFT CORP DUTCH	200	Shares of Common Stock	3,888
MICROSOFT CORP DUTCH	60	Shares of Common Stock	1,166
MICROSOFT CORP DUTCH	160	Shares of Common Stock	3,110
MICROSOFT CORP DUTCH	108	Shares of Common Stock	2,092
MICROSOFT CORP DUTCH	215	Shares of Common Stock	4,185
MILLENNIUM CELL INC	5,000	Shares of Common Stock	15
MONSANTO CO NEW DEL	1,000	Shares of Common Stock	70,350
MONTPELIER RE HLDGS LTDF	104	Shares of Common Stock	1,749
MORGAN STANLEY	550	Shares of Common Stock	8,822
MOSAIC COMPANY	17	Shares of Common Stock	588
MOTOROLA INCORPORATED ODDLOT	208	Shares of Common Stock	923
MULTIMEDIA GAMES INC DUTCH	1,000	Shares of Common Stock	2,380
NATL SCIENTIFIC CORP	250	Shares of Common Stock	1
(Continued)

WILLIS 401(k) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

Identity of issuer, borrower,	Description of investment including maturity date,		Current
lessor, or similar party	rate of interest, collateral, par, or maturity value		Value
NEW GOLD INC CDA 12 WTSFWARRAN	7,000	Shares of Common Stock	$113
NIKE INC CLASS B	50	Shares of Common Stock	2,550
NORTEL NETWORKS CP NEW F	100	Shares of Common Stock	26
NORTH AMERN DATACOM INC	1,000	Shares of Common Stock	—
NORTHPOINT COMMUN GROUP	1,800	Shares of Common Stock	1
NORTHROP GRUMMAN CORP	100	Shares of Common Stock	4,504
NOVAMED INC	400	Shares of Common Stock	1,384
NUTRACEUTICAL INTL CORP	100	Shares of Common Stock	769
NUVEEN FLTG RATE INCM FD	120	Shares of Common Stock	725
NUVELO INC NEW	5,000	Shares of Common Stock	1,525
NYFIX INC	5,000	Shares of Common Stock	4,300
OBN HOLDINGS INC NEW	200	Shares of Common Stock	130
OFFICE DEPOT INC	3,000	Shares of Common Stock	8,940
OMNICARE INC	68	Shares of Common Stock	1,898
OMNICOM GROUP INC	25	Shares of Common Stock	673
ON2 TECHNOLOGIES INC	10,000	Shares of Common Stock	2,000
ORACLE CORPORATION	100	Shares of Common Stock	1,773
ORACLE CORPORATION	100	Shares of Common Stock	1,773
ORACLE CORPORATION	80	Shares of Common Stock	1,418
OXUS GOLD PLC WEF ORD F	202,700	Shares of Common Stock	16,155
PACIFIC ETHANOL INC	300	Shares of Common Stock	132
PALADIN ENERGY LTD ORD FCANADI	1,000	Shares of Common Stock	1,729
PALM INC	40	Shares of Common Stock	121
PAN AMERICAN SILVER CP F	200	Shares of Common Stock	3,414
PCCW LIMITED NEW ORD F	180	Shares of Common Stock	86
PEPSI BOTTLING GROUP INC	26	Shares of Common Stock	576
PEPSICO INCORPORATED	200	Shares of Common Stock	10,954
PEPSICO INCORPORATED	13	Shares of Common Stock	693
PFIZER INCORPORATED ODDLOT	300	Shares of Common Stock	5,313
PFIZER INCORPORATED ODDLOT	66	Shares of Common Stock	1,169
PFIZER INCORPORATED ODDLOT	100	Shares of Common Stock	1,771
PFIZER INCORPORATED ODDLOT	200	Shares of Common Stock	3,542
PFIZER INCORPORATED ODDLOT	25	Shares of Common Stock	443
PFIZER INCORPORATED ODDLOT	450	Shares of Common Stock	7,970
PFIZER INCORPORATED ODDLOT	612	Shares of Common Stock	10,835
PFIZER INCORPORATED ODDLOT	123	Shares of Common Stock	2,185
PHILIP MORRIS INTL INC	300	Shares of Common Stock	13,053
PHILIP MORRIS INTL INC	20	Shares of Common Stock	889
PHILIP MORRIS INTL INC	90	Shares of Common Stock	3,916
PIMCO CORPORATE OPPTY FD	214	Shares of Common Stock	2,243
PINETREE CAPITAL NEW F	1,500	Shares of Common Stock	996
PINNACLE AIRLINES CORP — PEN	150	Shares of Common Stock	255
PIPER JAFFRAY COS NEW ODDLOT	1	Shares of Common Stock	40
PLAINS ALL AMERN PPLN LPUNIT L	200	Shares of Common Stock	6,938
PLUG POWER INC	125	Shares of Common Stock	128
POINTER TELOCATION LTD F	1,000	Shares of Common Stock	4,100
POWERSHARES DB CRUDE OIL DO	500	Shares of Common Stock	1,134
POWERSHARES DB CRUDE OIL DO	5,000	Shares of Common Stock	11,341
POWERSHARES EXCH TRAD FDGLOBAL	25	Shares of Common Stock	293
PRESCIENT APPLIED INTELL	10	Shares of Common Stock	—
PROCTER & GAMBLE EXCHAN	40	Shares of Common Stock	2,473
PROCTER & GAMBLE EXCHAN	99	Shares of Common Stock	6,125
PROCTER & GAMBLE EXCHAN	23	Shares of Common Stock	1,411
PROGRESS ENERGY INC	35	Shares of Common Stock	1,376
QUALCOMM INC	200	Shares of Common Stock	7,166
QUALCOMM INC	11	Shares of Common Stock	384
QUALCOMM INC	340	Shares of Common Stock	12,182
QUALCOMM INC	100	Shares of Common Stock	3,583
QUALMARK CORP	400	Shares of Common Stock	66
R F MICRO DEVICES INC	1,000	Shares of Common Stock	780
R H DONNELLEY CORP NEW	500	Shares of Common Stock	185
RAMBUS INC DEL	484	Shares of Common Stock	7,705
RAMCO GERSHENSON PPTY MDTRUST	57	Shares of Common Stock	350
RAYMOND JAMES FINL INC	510	Shares of Common Stock	8,740
RAYTHEON COMPANY NEW ODD LO	350	Shares of Common Stock	17,854
REALNETWORKS INC	2,000	Shares of Common Stock	7,060
(Continued)

WILLIS 401(k) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

Identity of issuer, borrower,	Description of investment including maturity date,		Current
lessor, or similar party	rate of interest, collateral, par, or maturity value		Value
REGIONS FINANCIAL CP NEW	3,500	Shares of Common Stock	$27,860
RESEARCH IN MOTION LTD F	400	Shares of Common Stock	16,232
RESEARCH IN MOTION LTD F	400	Shares of Common Stock	16,232
RESEARCH IN MOTION LTD F	220	Shares of Common Stock	8,928
REVLON INC CL A NEW CLASS	15	Shares of Common Stock	100
RITE AID CORPORATION	100	Shares of Common Stock	31
ROCKWELL AUTOMATION INC	9	Shares of Common Stock	290
ROCKWELL COLLINS INC	9	Shares of Common Stock	352
S1 CORPORATION DUTCH	382	Shares of Common Stock	3,014
SAFEGUARD SCIENTIFIC INC	1,000	Shares of Common Stock	690
SAN ANTON RESOURCE CP F	1,000	Shares of Common Stock	243
SAN ANTON RESOURCE CP F	15,000	Shares of Common Stock	3,645
SANGUINE CORP NEW	200	Shares of Common Stock	36
SCHEIN HENRY INC	120	Shares of Common Stock	4,403
SCHERING PLOUGH CORP	47	Shares of Common Stock	800
SCOR ADR FSPONSO	1,000	Shares of Common Stock	2,275
SCOR ADR FSPONSO	1,230	Shares of Common Stock	2,798
SEABRIDGE GOLD INC F	900	Shares of Common Stock	11,772
SEACOAST BK CORP FLA COMMON	100	Shares of Common Stock	660
SEALED AIR CORP NEW	103	Shares of Common Stock	1,542
SHOREHAM RESOURCES LTD F	9,000	Shares of Common Stock	474
SILGAN HOLDINGS INC	49	Shares of Common Stock	2,341
SILVER WHEATON CORP F	1,000	Shares of Common Stock	6,490
SILVERSTONE RESOURCES F	600	Shares of Common Stock	330
SILVERSTONE RESOURCES F	1,500	Shares of Common Stock	826
SIRIUS XM RADIO INC	100	Shares of Common Stock	12
SIRIUS XM RADIO INC	65,000	Shares of Common Stock	7,800
SIRIUS XM RADIO INC	170	Shares of Common Stock	20
SIRIUS XM RADIO INC	169	Shares of Common Stock	20
SOMANETICS CORP NEW	150	Shares of Common Stock	2,477
SONICBLUE INC	700	Shares of Common Stock	1
SONY CORP ADR NEW F1 ADR	100	Shares of Common Stock	2,187
SOUTHERN COPPER CORP	120	Shares of Common Stock	1,927
SOUTHWEST AIRLINES CO	100	Shares of Common Stock	862
SOUTHWEST AIRLINES CO	863	Shares of Common Stock	7,442
SPECTRA ENERGY CORP	150	Shares of Common Stock	2,361
SPECTRA ENERGY CORP	50	Shares of Common Stock	787
SPECTRA ENERGY CORP	1,280	Shares of Common Stock	20,147
SPECTRASCIENCE INC NEW	4,576	Shares of Common Stock	1,098
STANDARD MOTOR PRODS INC	600	Shares of Common Stock	2,076
STARBUCKS CORP	200	Shares of Common Stock	1,892
STARBUCKS CORP	162	Shares of Common Stock	1,533
STEWART ENTERPRISES CL A	212	Shares of Common Stock	638
STRATEGIC RESOURCES LTD	2,500	Shares of Common Stock	31
STRAYER EDUCATION INC	55	Shares of Common Stock	11,793
STRYKER CORP	80	Shares of Common Stock	3,196
SUN MICROSYSTEMS INC NEW	50	Shares of Common Stock	191
SUN MICROSYSTEMS INC NEW	275	Shares of Common Stock	1,051
SUN MICROSYSTEMS INC NEW	50	Shares of Common Stock	191
SUN MICROSYSTEMS INC NEW	499	Shares of Common Stock	1,906
SUNCOR ENERGY INC F	70	Shares of Common Stock	1,365
SUNTECH POWER HLDGS CO ** PEN	47	Shares of Common Stock	550
SUNTRUST BANKS INC	200	Shares of Common Stock	5,908
SUPERVALU INC	75	Shares of Common Stock	1,095
SYMMETRY MEDICAL INC ** PEN	195	Shares of Common Stock	1,554
SYNTEL INC	2,000	Shares of Common Stock	46,240
T J X COS INC	107	Shares of Common Stock	2,205
T R C COMPANIES INC	105	Shares of Common Stock	204
TANZANIAN ROYALTY EXPL F	180	Shares of Common Stock	765
TANZANIAN ROYALTY EXPL F	812	Shares of Common Stock	3,451
TANZANIAN ROYALTY EXPL F	14,000	Shares of Common Stock	59,500
TARGET CORPORATION	463	Shares of Common Stock	16,002
TEMPLETON GLOBAL INCM FD	1,000	Shares of Common Stock	7,770
TESORO CORPORATION TENDER	100	Shares of Common Stock	1,317
TEVA PHARM INDS LTD ADRFWITH S	150	Shares of Common Stock	6,386
TEXAS INSTRUMENTS INC	52	Shares of Common Stock	801
(Continued)

WILLIS 401(k) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

Identity of issuer, borrower,	Description of investment including maturity date,		Current
lessor, or similar party	rate of interest, collateral, par, or maturity value		Value
THE CHARLES SCHWAB CORP	215	Shares of Common Stock	$3,477
THE SOUTHERN COMPANY	68	Shares of Common Stock	2,512
THERMO FISHER SCIENTIFIC	70	Shares of Common Stock	2,385
THORATEC CORP	516	Shares of Common Stock	16,765
THORIUM POWER LTD	5,000	Shares of Common Stock	720
TIANRONG BLDG MAT HLDGS	1,000	Shares of Common Stock	—
TIME WARNER INC	100	Shares of Common Stock	1,006
TIME WARNER INC	300	Shares of Common Stock	3,018
TIME WARNER INC	100	Shares of Common Stock	1,006
TIME WARNER INC	105	Shares of Common Stock	1,056
TIME WARNER INC	70	Shares of Common Stock	704
TIVO INC	100	Shares of Common Stock	716
TRANSWITCH CORPORATION	1,000	Shares of Common Stock	280
TRAVELERS COMPANIES INC	38	Shares of Common Stock	1,721
TRENWICK GROUP LTD ORD F	700	Shares of Common Stock	7
TRINITY INDUSTRIES INC	252	Shares of Common Stock	3,966
TRINITY INDUSTRIES INC	200	Shares of Common Stock	3,152
TRUEBLUE INC	150	Shares of Common Stock	1,436
TRUSTCO BANK CORP N Y	100	Shares of Common Stock	951
TYCO ELECTRONICS LTD F	9	Shares of Common Stock	149
TYCO INTL LTD NEW F	500	Shares of Common Stock	10,800
TYCO INTL LTD NEW F	9	Shares of Common Stock	199
U S BANCORP DEL NEW	100	Shares of Common Stock	2,501
U S BANCORP DEL NEW	100	Shares of Common Stock	2,501
U S G CORPORATION NEW	130	Shares of Common Stock	1,045
UNITED PARCEL SERVICE B CLASS	169	Shares of Common Stock	9,319
UNITED TECHNOLOGIES CORP	227	Shares of Common Stock	12,173
UNITEDHEALTH GROUP INC	200	Shares of Common Stock	5,320
UNIVERSAL DISPLAY CORP	100	Shares of Common Stock	945
URANERZ ENERGY CORP	600	Shares of Common Stock	372
URANIUM PARTICIPATION F	800	Shares of Common Stock	4,640
US BIOTEC INC NEW	196	Shares of Common Stock	4
VALERO ENERGY CORP NEW	200	Shares of Common Stock	4,328
VARIAN MEDICAL SYSTEMS	400	Shares of Common Stock	14,016
VAXGEN INC	100	Shares of Common Stock	43
VERIZON COMMUNICATIONS	59	Shares of Common Stock	2,014
VESTA INSURANCE GROUP	216	Shares of Common Stock	—
VESTAS WIND SYS A/S ADRF1 ADR	2,000	Shares of Common Stock	37,783
VESTAS WIND SYS A/S ADRF1 ADR	200	Shares of Common Stock	3,778
VIE FINANCIAL GROUP NEW	15	Shares of Common Stock	—
VISA INC ** PEN	44	Shares of Common Stock	2,308
VISHAY INTERTECHNOLOGY	400	Shares of Common Stock	1,368
WABCO HOLDINGS INC	39	Shares of Common Stock	616
WACHOVIA CORP NEW	500	Shares of Common Stock	2,770
WACHOVIA CORP NEW	67	Shares of Common Stock	371
WALGREEN COMPANY	150	Shares of Common Stock	3,701
WAL-MART STORES INC	262	Shares of Common Stock	14,714
WAL-MART STORES INC	250	Shares of Common Stock	14,015
WAL-MART STORES INC	11	Shares of Common Stock	612
WAL-MART STORES INC	13	Shares of Common Stock	730
WELLS FARGO & CO NEW	600	Shares of Common Stock	17,688
WELLS FARGO & CO NEW	27	Shares of Common Stock	800
WESTERN COPPER CORP F	80	Shares of Common Stock	16
WESTERN REFINING INC ** PEN	2,059	Shares of Common Stock	15,975
WESTPOINT STEVENS INC	201	Shares of Common Stock	—
WHOLE FOODS MARKET INC	100	Shares of Common Stock	944
WHOLE FOODS MARKET INC	113	Shares of Common Stock	1,063
XEROX CORP	203	Shares of Common Stock	1,617
XL CAPITAL LTD A SHS F	750	Shares of Common Stock	2,775
XL CAPITAL LTD A SHS F	3,050	Shares of Common Stock	11,285
YAHOO INC	48	Shares of Common Stock	586
YAMANA GOLD INC F	1,150	Shares of Common Stock	8,878
YAMANA GOLD INC F	300	Shares of Common Stock	2,316
YAMANA GOLD INC F	1,000	Shares of Common Stock	7,720
YORA INTL INC NEW	275	Shares of Common Stock	—
ZION OIL & GAS INC ** PEN	800	Shares of Common Stock	5,192
(Continued)

WILLIS 401(k) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

	Identity of issuer, borrower,	Description of investment including maturity date,		Current
	lessor, or similar party	rate of interest, collateral, par, or maturity value		Value
	ZIX CORPORATION	20	Shares of Common Stock	$24
	ZORAN CORP NEW	1,000	Shares of Common Stock	6,830
	CLAYMORE EXCH TRADED FD BNY BR	151	Units of investment Trusts	3,479
	CLAYMORE EXCH TRADED FD S&P GL	610	Units of investment Trusts	8,628
	ISHARES MSCI BRAZIL INDXBRAZIL	102	Units of investment Trusts	3,579
	ISHARES MSCI EMRG MKT FDWITH S	170	Units of investment Trusts	4,236
	ISHARES MSCI EMRG MKT FDWITH S	527	Units of investment Trusts	13,158
	ISHARES MSCI EMRG MKT FDWITH S	692	Units of investment Trusts	17,271
	ISHARES MSCI EMU INDX FDWITH S	140	Units of investment Trusts	4,285
	ISHARES MSCI JPN IDX FD JAPAN	821	Units of investment Trusts	7,865
	ISHARES MSCI VAL IDX FD	125	Units of investment Trusts	5,071
	ISHARES S&P GLBL INDX FDGLOBAL	379	Units of investment Trusts	19,003
	ISHARES S&P MIDCAP 400 S&P MI	116	Units of investment Trusts	5,849
	ISHARES S&P SMALLCAP 600S&P SM	131	Units of investment Trusts	6,374
	ISHARES SILVER TRUST INDEX	1,270	Units of investment Trusts	14,224
	ISHARES SILVER TRUST INDEX	350	Units of investment Trusts	3,920
	ISHARES TR BARCLAYS TIPSTIPS B	153	Units of investment Trusts	15,207
	ISHARES TR MSCI EAFE FD WITH S	112	Units of investment Trusts	5,030
	ISHARES TR MSCI EAFE FD WITH S	292	Units of investment Trusts	13,097
	ISHARES TR MSCI EAFE FD WITH S	53	Units of investment Trusts	2,395
	ISHARES TR S&P SMALLCAP WITH S	146	Units of investment Trusts	6,412
	ISHARES TRUST INDEX FUNDWITH S	225	Units of investment Trusts	6,545
	ISHARES TRUST INDEX FUNDWITH S	108	Units of investment Trusts	3,142
	ISHARES TRUST MSCI E	180	Units of investment Trusts	4,632
	ISHARES TRUST S&P 500 S&P 50	66	Units of investment Trusts	5,934
	MARKET VECTORS ETF TRUSTGOLD M	435	Units of investment Trusts	14,738
	OIL SERVICE HOLDERS TR DEPOSI	100	Units of investment Trusts	7,375
	OIL SERVICE HOLDERS TR DEPOSI	200	Units of investment Trusts	14,750
	POWERSHARES GLOBAL WATER** PEN	480	Units of investment Trusts	6,907
	POWERSHS QQQ TRUST SER 1	305	Units of investment Trusts	9,074
	POWERSHS QQQ TRUST SER 1	317	Units of investment Trusts	9,419
	PROSHS ULTRA REAL ESTATEREAL E	366	Units of investment Trusts	2,344
	PROSHS ULTRASHORT DOW30 PROSHA	100	Units of investment Trusts	5,356
	RYDEX ETF TRUST AUSTRA	15	Units of investment Trusts	1,070
	S P D R TRUST UNIT SR 1 EXPIRI	106	Units of investment Trusts	9,586
	S P D R TRUST UNIT SR 1 EXPIRI	330	Units of investment Trusts	29,782
	SECTOR SPDR ENGY SELECT SHARES	218	Units of investment Trusts	10,437
	SECTOR SPDR FINCL SELECTSHARES	239	Units of investment Trusts	2,995
	SPDR DJ WILSHIRE INTL REAL E	163	Units of investment Trusts	4,423
	SPDR GOLD TRUST SPDR G	65	Units of investment Trusts	5,624
	SPDR GOLD TRUST SPDR G	100	Units of investment Trusts	8,652
	SPDR S&P HOMEBUILDERS ETF	61	Units of investment Trusts	728
	VANGUARD EMERGING MARKET	410	Units of investment Trusts	9,664
	VANGUARD GROWTH	1,130	Units of investment Trusts	44,666
	VANGUARD REIT	108	Units of investment Trusts	3,946
	VANGUARD SMALL CAP GRWTH	629	Units of investment Trusts	26,468
	VANGUARD TOTAL STOCK MKTSTK MK	289	Units of investment Trusts	12,928
*	PARTICIPANT NOTES RECEIVABLE		Participant notes receivable bearing interest ranging from 4.25% to 10.20% and maturity dates from January 15, 2009 to December 15, 2023	4,367,749

				$424,168,756

*	Indicates party-in-interest

	Cost information is not required for participant-directed investments and, therefore, is not included.	(Concluded)

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WILLIS 401(K) RETIREMENT SAVINGS PLAN
By:	/s/ Susan Gunn
Susan Gunn
Group Director – Human Resources Willis Group Holdings Limited

Dated: June 29, 2009